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                              PROSPECTUS SUPPLEMENT FILED UNDER RULE 424(B)(3)
                                                            FILE NO. 333-14857
                      PEGASUS COMMUNICATIONS CORPORATION
                PROSPECTUS SUPPLEMENT DATED DECEMBER 24, 1996
                     TO PROSPECTUS DATED NOVEMBER 7, 1996

   This Prospectus Supplement relates to the offer (the "Registered Exchange Offer") by Pegasus Communications Corporation ("Pegasus") to exchange its Class A Common Stock (the "Class A Common Stock") for any or all of the Class B Common Stock (the "PM&C Class B Shares") of Pegasus' 95%-owned subsidiary, Pegasus Media & Communications, Inc. ("PM&C"). The Registered Exchange Offer, which was originally scheduled to expire on December 11, 1996, has been extended until 5:00 p.m., New York City time, on December 30, 1996.

   On December 24, 1996, Pegasus filed with the Securities and Exchange Commission a registration statement relating to the proposed offering (the "Unit Offering") by Pegasus of units (the "Units") consisting of shares of Pegasus' Series A Cummulative Exchangeable Preferred Stock (the "Series A Preferred Stock") and warrants (the "Warrants") to purchase 193,600 shares in the aggregate of Class A Common Stock. The Unit Offering represents new financing. The Series A Preferred Stock would rank senior to Pegasus' Class A Common Stock and is expected to have an aggregate liquidation preference of $100 million. The dividend rate on the Series A Preferred Stock, the exercise price per Warrant and the offering price per Unit have not been determined.

   Any holder of PM&C Class B Shares who has tendered PM&C Class B Shares in the Registered Exchange Offer may withdraw the tender by so notifying the Exchange Agent in writing. To be effective, a written notice of withdrawal must be received by the Exchange Agent, First Union National Bank of North Carolina, Attention: Corporate Actions Unit, 230 South Tryon Street, 11th Floor, Charlotte, North Carolina 28288-1153, not later than 5:00 p.m., New York City time, on December 30, 1996.

   This Prospectus Supplement is being distributed to holders of PM&C Class B Shares so that they may evaluate whether they wish to participate in or withdraw their acceptances of the Registered Exchange Offer. It does not constitute an offer to sell or solicitation of an offer to buy the Units or any security included in the Units. Holders of PM&C Class B Shares who wish to obtain a copy of the prospectus relating to the Unit Offering in order to acquaint themselves with the terms of the Series A Preferred Stock should communicate with Robert N. Verdecchio, Chief Financial Officer of Pegasus,
(610) 341-1801.

   A registration statement relating to the Units has been filled with the Securities and Exchange Commission but has not yet become effective. The Units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus Supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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